Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
Results for the Third Quarter of 2014

November 13, 2014: Caledonia Mining Corporation (“Caledonia” or the “Company”) announces its operating and financial results for the third quarter (“Q3” or the “Quarter”) and first nine months (“Nine Months”) of 2014.  All results are reported in Canadian dollars unless otherwise indicated.  Following the implementation of indigenisation in September 2012, Caledonia owns 49% of the Blanket Mine in Zimbabwe.  Caledonia continues to consolidate Blanket and the operational and financial information set out below is on a 100% basis unless indicated otherwise.

Operating and Financial Review

	Quarter 3		Nine months to September 30
	2013	2014	2013	2014
Gold produced (oz)	12,042	9,890	34,102	31,354
On Mine cash cost (US$/oz)1	558	698	599	656
All-in sustaining cost (“AISC”) (US$/oz)1	867	1,021	972	938
Gold Sales (oz)	12,042	9,890	35,594	33,323
Average realised gold price (US$/oz)1	1,330	1,256	1,435	1,266
Gross profit ($’m)2	7.7	4.3	25.4	16.0
Net profit attributable to shareholders ($’m)	3.7	1.1	11.4	5.4
Adjusted basic earnings per share1 (cents)	7.2	1.0	25.1	8.8
Cash and cash equivalents ($’m)	23.9	26.9	23.9	26.9
Cash from operating activities ($’m)	5.3	3.6	9.9	11.5
Payments to the community and Zimbabwe government ($’m)	3.6	3.1	15.9	9.7

As previously advised, gold production at the Blanket Mine in the Quarter and Nine Months to September 30, 2014 was below expectations due to the lower than anticipated tonnage and head grade.  Logistical constraints on 22 Level (750m below surface) restrict Blanket’s ability to increase mined throughput to counterbalance the lower grade without restricting the development that is necessary to access resources below 750m.  The revised investment plan that was announced on November 3, 2014, and which is summarised below, is expected to address this issue.

1   Measures such as “on-mine cash cost per ounce” “all-in sustaining cost per ounce” “average realised gold price” and “adjusted earnings per share” are non-IFRS measures and are discussed in Section 10 of the MD&A.
2   Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses.

Blanket remains on track to achieve its target production of approximately 40,000 ounces of gold for 2014.

Lower production had an adverse effect on Caledonia’s financial performance due to the high fixed cost component of Blanket’s on-mine costs which means that at lower production levels, the fixed costs are spread over fewer production ounces with a resultant increase in the average unit cost of production.  On-mine costs at Blanket remain low and are better than was expected, notwithstanding the lower head grade, primarily due to the improved metallurgical recovery and reduced cyanide consumption as a result of the re-introduction of oxygen sparging into the CIL circuit.

Caledonia’s financial performance in Q3 was also adversely affected by the further decline in the gold price during this period and changes to the Zimbabwean taxation regime.  The average achieved price per ounce of gold in the Quarter was US$1,256 compared to US$1,330 in Q3 of 2013.  A revision to Zimbabwean tax regulations means that the gold royalty payable to the Zimbabwean government is no longer allowable for the purposes of calculating Zimbabwean income tax.  However, from October 1 the effect of this change has been neutralized to an extent by a reduction in the gold royalty rate from 7% to 5%.

Notwithstanding Blanket’s lower than anticipated production, Caledonia remained cash generative in the Quarter.  Cash from operating activities in the Quarter was $3.6 million and Caledonia’s cash and cash equivalents increased from C$25.8 million to C$26.9 million at the end of the Quarter.

Revised Investment Plan and Future Production Guidance

On November 3, 2014, Caledonia announced its revised investment plan (“Revised Plan”) and production projections for the Blanket Mine.

Caledonia’s Board and Management have completed a review of alternative expansion and diversification plans for Caledonia.  Both the Board and Management have also addressed the revised production projections for the Blanket Mine and the possible benefits of diversifying Caledonia's production base.

Caledonia has concluded that the best returns on investment remain at the Blanket Mine in Zimbabwe, which continues to be cash generative in the current adverse market conditions and also offers significant investment returns that exceed alternative investment opportunities.

The objectives of the Revised Plan are to improve the underground infrastructure and logistics, which will allow an efficient and sustainable production build-up.  The infrastructure improvements will include the development of a “Tramming Loop” on 22 Level (750m below shaft collar elevation) and the sinking of a new 6-meter diameter Central Shaft from surface to 1,080m.

The increased investment pursuant to the Revised Plan is expected to give rise to production from inferred resources amounting to approximately 70-75,000 ounces in 2021, this being in addition to projected production in 2021 from proven and probable mineral reserves of approximately 6,000 ounces.  The Revised Plan is also expected to improve Blanket’s long term operational efficiency, flexibility and sustainability.

A preliminary economic assessment (the “PEA”) has been prepared in respect of the inferred resources which is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be classified as mineral reserves.  There is no certainty that the PEA will be realised.  The PEA and a revised supporting NI43-101 Technical Report will be posted on SEDAR before December 17, 2014.

Caledonia’s Dividend Policy

On November 25, 2013 Caledonia announced its revised dividend policy in terms of which it intends to pay a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014 and subsequent quarterly dividends were paid at the end of April, July and October 2014.  It is currently envisaged that the existing dividend policy of 6 cents per annum, paid in equal quarterly instalments, will be maintained in 2015.  Thereafter Caledonia will review its dividend policy for 2016, in terms of its operational performance and the prevailing market conditions.  Caledonia will continue to maintain its strong financial position so that it can implement its stated growth strategy without the need to raise third party finance.

Commenting on these results, Stefan Hayden, Caledonia’s President and Chief Executive Officer said:

“The revised Investment Plan for Blanket Mine, which was announced on November 3, 2014, addresses the logistical constraints on 22 Level which restrict the ability to increase production at the same time as increasing the necessary amount of development work.

“The new Central Shaft, which is expected to be completed in mid-2017, will allow Blanket to increase production in the medium term and will further enhance Blanket’s operational efficiency.  In the longer term, the Central Shaft will allow Blanket to undertake further exploration and development at deeper levels, which, if successful, will allow Blanket to continue operations into the middle of the 21st Century.”

The full Report & Accounts, including the Management Discussion and Analysis for the quarter ended September 30, 2014 are available from the Company's website www.caledoniamining.com and from SEDAR.

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis JohnPrior/Paul Gillam/ James Black Tel: +44 20 7260 1000

Blytheweigh Tim Blythe/Halimah Hussain/Camilla Horsfall/George Yeomans Tel: +44 20 7138 3204	WH Ireland Adrian Hadden/James Bavister Tel: +44 20 7220 1751

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (unaudited) (In thousands of Canadian dollars except per share amounts)
	For the 3 months ended September 30		For the 9 months ended September 30
	2013	2014	2013	2014
	$	$	$	$
Revenue	16,591	13,492	52,999	46,110
Royalty	(1,165)	(945)	(3,651)	(3,230)
Production costs	(6,872)	(7,174)	(21,493)	(23,730)
Depreciation	(835)	(1,029)	(2,458)	(3,112)
Gross profit	7,719	4,344	25,397	16,038
Administrative expenses	(1,153)	(1,754)	(5,853)	(5,361)
Foreign exchange gain.	-	389	-	517
Gain on sale of property, plant and equipment	-	52		57
Results from operating activities	6,566	3,031	19,544	11,251
Net finance expense	(12)	(16)	(62)	(86)
Profit before income tax	6,554	3,015	19,482	11,165
Income tax expense	(1,965)	(1,747)	(5,618)	(4,284)
Net profit for the period	4,589	1,268	13,864	6,881
(Loss)/profit on foreign currency translation	(331)	2,562	2,216	2,408
Total comprehensive income for the period	4,258	3,830	16,080	9,289

Profit attributable to:
Owners of the Company	3,733	1,112	11,381	5,377
Non-controlling interests	856	156	2,483	1,504
	4,589	1,268	13,864	6,881
Total comprehensive income attributable to:
Owners of the Company	3,052	3,637	13,619	7,769
Non-controlling interests	1,206	193	2,461	1,520
	4,258	3,830	16,080	9,289
Earnings per share (cents)
Basic	7.2	2.2	21.9	10.5
Diluted	7.2	2.2	21.9	10.5

Adjusted earnings per share (cents)(i)
Basic	7.2	1.0	25.1	8.8
Diluted	7.2	1.0	25.1	8.8

(i)
Adjusted earnings per share (“EPS”) is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance.  Refer to Section 10 of the Management Discussion and Analysis for a discussion of non-IFRS measures

Consolidated Statement of Cash Flows (unaudited) (In thousands of Canadian dollars)
	For 3 months ended September 30		For 9 months ended September 30
	2013	2014	2013	2014
	$	$	$	$
Cash flows from operating activities
Cash flows generated from continuing operations	7,067	5,057	18,138	15,453
Advance dividend paid	-	-	(1,987)
Tax paid	(1,785)	(1,410)	(6,198)	(3,851)
Interest paid	(12)	(16)	(62)	(86)
Net cash from operating activities	5,270	3,631	9,891	11,516

Cash flows from investing activities
Property, plant and equipment additions	(3,362)	(1,379)	(8,470)	(4,961)
Proceeds from sale of property, plant and equipment	-	72	-	72
Net cash used in investing activities	(3,362)	(1,307)	(8,470)	(4,889)

Cash flows from financing activities
Dividends paid	(488)	(1,312)	(5,938)	(3,199)
Proceeds from shares issued	-	-	470	-
Net cash from (used in) financing activities	(488)	(1,312)	(5,468)	(3,199)

Net increase/(decrease) in cash and cash equivalents	1,420	1,012	(4,047)	3,428
Cash and cash equivalents at beginning of period	22,475	25,842	27,942	23,426
Cash and cash equivalents at end of period	23,895	26,854	23,895	26,854

Condensed Consolidated statements of Financial Position (unaudited)
(In thousands of Canadian dollars)	As at	December 31,	September 30,
		2013	2014
		$	$
Total non-current assets		33,448	37,374
Inventories		6,866	6,877
Prepayments		177	261
Trade and other receivables		3,889	3,063
Cash and cash equivalents		25,222	27,852
Total current assets		36,154	38,053
Total assets		69,602	75,427

Total non-current liabilities		10,094	10,458
Trade and other payables		4,600	4,052
Bank overdraft		1,796	998
Income taxes payable		1,138	1,855
Total liabilities		17,628	17,366
Capital and reserves		51,974	58,064
Total equity and liabilities		69,602	75,427